FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA SHAREHOLDERS’ MEETING APPROVES CAPITAL
INCREASE AND PUBLIC OFFERING OF NEW SHARES

•      Approval given for issuance and placement of up to 90 million new shares with a value of up to US$550 million

Mexico City, August 30, 2007 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced today the results of an Extraordinary Shareholders’ Meeting held today.

The shareholders’ meeting approved an increase in the variable capital of the Company and the carrying out of a public offering of new shares in Mexico and the United States and other foreign markets. The shareholders’ meeting approved a capital increase of up to a maximum of 90 million new shares with a total value in pesos equivalent to up to US$550 million. All non subscribed shares will be cancelled.

The shareholders’ meeting authorized the Board of Directors to determine the timing and amount of the issuance, at any time over the next 12 months starting in September, in accordance with the operating requirements and cash flow needs of the Company, and without limiting the ability of the Board of Directors, in accordance with its authority, to undertake other financings to meet the investment needs of the Company related to infrastructure projects.

The resources obtained from any capital increase will be used to finance the investment in infrastructure projects that ICA has been awarded or that may be put out for bid by the Mexican federal, state and municipal governments; acquisition of land reserves for the housing development business; repayment of debt; and other corporate purposes.

In accordance with article 53 of the Mexican Securities Law, existing shareholders will not have a right of preference to subscribe to the new shares.

The Extraordinary Shareholders’ Meeting had a quorum of 89.17% of the shares issued and outstanding, and all the resolutions were approved unanimously.

This release does not constitute an offer of securities for sale in the United States. The securities described herein may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

PRESS RELEASE

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2007

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer